

July 11, 2012

Via Email
Ku Wai Li
Globe Net Wireless Corp.
2302-3 Pacific Plaza
410 Des Voeux Road West
Hong Kong, China

> **Re: Globe Net Wireless Corp.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed June 26, 2012**
> **File No. 333-172172**

Dear Mr. Li:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 12, 2012.

General

1.   To the extent required, please update the financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Risk Factors

If Globe Net fails to maintain an effective system of internal controls…, page 9

2.   We note from your response to prior comment 2 that the company does not view the error in your fiscal 2010 financial statements as being indicative of ineffective or weak internal control over financial reporting. Please explain further the basis for your conclusions. You further state that your auditor has indicated that the company's internal controls will need improving. Please clarify whether your auditor believes the restatement is indicative of a potential significant deficiency or material weakness in your internal control over financial reporting. Also, as previously requested, please revise your risk factor disclosures to specifically address the restatement to your fiscal 2010 financial statements and the impact such errors may have on your internal control over financial reporting.

3.   Further to the above comment, please revise the risk factor subheading and the risk factor to indicate that you have not conducted the evaluation of the internal control over

financial reporting that will ultimately be required under Section 404 of the Sarbanes-Oxley Act and concisely summarize the resultant risks to investors from this circumstance. For example, undiscovered material weaknesses and significant deficiencies could pose a risk of errors in your financial statements. With regard to the current risk factor text, revise to indicate that you <u>will</u> be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to provide a report by management on the effectiveness of your internal control over financial reporting but that this report is not required until November 2013. Finally, revise the text to emphasize that so long as you qualify as a smaller reporting company, you will not be required to provide an attestation report from your registered public accounting firm notwithstanding your status under the JOBS Act.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

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